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                                                                  Exhibit (a)(3)

                            Concur Technologies Inc.
                    FORM OF CONFIRMATION TO OFFEREES ELECTING
                     TO PARTICIPATE IN THE OFFER TO EXCHANGE

To:  offeree

This message confirms that on January 4, 2002, Concur Technologies, Inc. cancelled options to purchase ___________ shares, which you submitted for exchange under your Letter of Transmittal (Election to Participate). Concur Technologies, Inc. will grant you a new option to purchase ________ shares on or after July 5, 2002 subject to your continued employment with Concur Technologies, Inc. and the other terms set forth in the Summary of Terms and Offer to Exchange.

If you have any questions about this message, please contact Kevin Cook of the Human Resources Department of Concur Technologies, Inc. by email at kevinc@concur.com, or by telephone at (425) 497-6510.

Thank you,
Kevin Cook